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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2—Final Amendment)

UNOVA, Inc.
(Name of Subject Company (Issuer))

UNOVA, Inc. (Issuer)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Options to purchase common stock, $.01 par value per share,
granted from June 1, 1999, through May 31, 2000
(Title of Class of Securities)

91529B106
(Underlying common stock)
(CUSIP Number of Class of Securities)

Daniel S. Bishop
Senior Vice President, General Counsel and Secretary
UNOVA, Inc.
21900 Burbank Boulevard
Woodland Hills, California 91367-7418
(818) 992-3000

with a copy to:

Eric Honick, Esq.
Snow Becker Krauss P.C.
605 Third Avenue
New York, New York 10158-0125
(212) 687-3860
(Names, Addresses and Telephone Numbers of Persons
Authorized to Receive Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$2,829,242	$565.84

*
Calculated solely for the purpose of determining the filing fee. This amount assumes that options to purchase 1,394,000 shares of common stock of UNOVA, Inc., having an aggregate value of $2,829,242 as of August 22, 2001, will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes options pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/x/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $565.84	Filing Party: UNOVA, Inc.
Form or Registration No.: Schedule TO	Date Filed: August 24, 2001

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    / / third-party tender offer subject to Rule 14d-1.

    /x/ issuer tender offer subject to Rule 13e-4.

    / / going private transaction subject to Rule 13e-3.

    / / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /x/

    This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 24, 2001, as amended and supplemented by Amendment No. 1 thereto filed with the Securities and Exchange Commission on September 17, 2001 (the "Schedule TO-I"), relating to the offer by UNOVA, Inc., a Delaware corporation ("UNOVA"), to officers and employees who are holders of options to purchase UNOVA common stock, $.01 par value per share, granted during the period from June 1, 1999, through May 31, 2000, which are outstanding under the UNOVA 1999 Stock Incentive Plan (the "1999 Plan") for restricted shares of common stock that will be issued under the 1999 Plan or the UNOVA 2001 Stock Incentive Plan, upon the terms and subject to the conditions described in the Offer to Exchange, dated August 24, 2001, as amended and supplemented by a Supplement, dated September 17, 2001 (the "Offer to Exchange"), and the related Cover Letter.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO-I is hereby amended and supplemented to add the following:

    The Offer expired at 5:00 p.m., Pacific time, on Friday, October 5, 2001. Pursuant to the Offer to Exchange, UNOVA accepted for exchange options to purchase an aggregate of 1,281,500 shares of common stock, representing approximately 94.5% of the options that were eligible to be tendered pursuant to the Offer to Exchange. Upon the terms and subject to the conditions of the Offer to Exchange, UNOVA will issue an aggregate of 320,384 restricted shares of common stock in exchange for such tendered options. Pursuant to the Offer to Exchange, the exchange date was October 8, 2001.

Item 12. Exhibits.

(a)(1)	Offer to Exchange, dated August 24, 2001.*
(a)(2)	Form of Cover Letter to Eligible Option Holders.*
(a)(3)	Form of Personal Election Form.*
(a)(4)	Form of Notice of Change of Election.*
(a)(5)	Form of Personal Statement.*
(a)(6)	Form of Restricted Stock Agreement for U.S. Employees.*
(a)(7)	Form of Restricted Stock Agreement for Non-U.S. Employees.*
(a)(8)	UNOVA, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 23, 2001, and incorporated herein by reference.
(a)(9)	UNOVA, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001, filed with the Securities and Exchange Commission on August 10, 2001, and incorporated herein by reference.
(a)(10)	Supplement, dated September 17, 2001, to Offer to Exchange, dated August 24, 2001.*
(a)(11)	Form of email confirmation of acceptance to be sent upon expiration of the offer and satisfaction or waiver of all conditions thereto to all holders of eligible options that are properly tendered.*
(b)	Not applicable.
(d)(1)
UNOVA, Inc., 2001 Stock Incentive Plan, filed as Exhibit B to the company's definitive Proxy Statement relating to the Annual Meeting of Shareholders to be held on May 8, 2001, and incorporated herein by reference.
(d)(2)
UNOVA, Inc., 1999 Stock Incentive Plan, filed as Annex A to the company's definitive Proxy Statement relating to the Annual Meeting of Shareholders to be held on May 7, 1999, and incorporated herein by reference.
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

UNOVA, INC.
By:	/s/ DANIEL S. BISHOP Daniel S. Bishop Senior Vice President, General Counsel and Secretary

Date: October 9, 2001

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  Item 4. Terms of the Transaction.
  Item 12. Exhibits.
SIGNATURE